SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras"), in addition to the market announcements released on this date, about the publication of the Call Notice of the Auction and Ordinance MME 246, clarifies to its shareholders and the market in general that the schedule originally scheduled for the privatization of the distributors auction was April 30, 2018, with the transfer of the shareholding control within 90 days from the date of the auction, that is, until 07/31/2018.

For various reasons, as well as the complexity of the matter, the Auction was postponed to 07/26/2018, which led the Ministry of Mines and Energy ("MME") to publish Ordinance 246, in order to enable distributors to continue to provide services in terms compatible with this new schedule, which leads to the transfer of the shareholding control to the date of 10/26/2018.

The postponement of the date originally scheduled for the transfer of shareholding control (07/31/2018) and the new date (10/26/2018) lead consequently the need of  holding of a Shareholders' Meeting to adjust the schedule of privatization of the distributors, as conditions laid down in the Auction Notice.

However, this provision by the MME does not bind the Shareholders' Meeting, to take any decision, whether regarding the extension of the service or liquidation, or the postponement of the term of transfer of shareholding control of the distribution companies.

We further clarify that according to the Relevant Fact of 06/01/2018, is in the National Congress the Law 10,332, dated 2018, submitted under constitutional urgency, contains fundamental provisions for the shareholders' decision regarding the privatization or liquidation of the distributors located in the Region North of the Country.

Rio de Janeiro, June 15, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.